

ZepInc

2012 ANNUAL REPORT

TABLE OF CONTENTS



LETTER TO SHAREHOLDERS

"The work we have done in fiscal 2012 built momentum for fiscal 2013. As a result, I am confident that we have the right strategy, the right business model, and importantly, the right people to deliver continually improving results."



John K. Morgan
Chairman, President and Chief Executive Officer

I am proud of the performance our team delivered in fiscal 2012, as the progress made to execute against our strategic initiatives became increasingly evident.

- Our diversification strategy is enabling our customers to purchase our high-efficacy products where, when and how the customer desires, which means making our products increasingly available.
- Our acquisition strategy has served us well in accomplishing this objective – we are gaining access to the right channels to better serve our customers.
- We now have solid business platforms capable of generating organic sales growth, giving us the right set of competitive strengths to be a more significant leader in our industry.

A good example of our performance is the significant advances made by our distribution and retail teams to expand sales through strategic customers. We are expanding our brand and product offering with existing customers, and building programs with new distributors, to diversify our market presence in the retail channel with the increased nationwide visibility of our products. For example, the Zep Commercial brand went from being available in over 4,000 locations at the start of fiscal 2011 to more than 7,000 major retail outlets in North America at the end of fiscal 2012.

FISCAL 2012 PERFORMANCE

During fiscal 2012, we reached several milestones. While revenues were tough to come by in the current economic environment, our team's ability to manage the business in a tough economic environment was evident.

- We drove strong organic revenue growth from our acquired platforms by taking specific actions both during integration and in ongoing operations, helping us to achieve record sales of $654 million for the year.
- Strong operational management and accomplishments by our acquisition and integration teams drove significant bottom line results, leading to record EPS of $0.98 per share, up 26% from last year.
- Importantly, these actions delivered a 13% increase in EBITDA to $54 million.

DIVERSIFICATION IN ACTION

Just three years ago we served a limited number of end markets focused on small businesses across the country through primarily one sales channel – Sales and Service. Today, we serve automotive OEMs, janitorial and industrial MRO distributors, and a diversified set of quality retailers. We accomplished this by attracting more sales outlets for our products in each vertical, but most notably in transportation, which now comprises slightly more than a third of our net sales. With more distribution and retail partners, we enhanced the value proposition to the customer by infusing the channels with high quality products such as Zep Commercial and TimeMist. In many cases, we acquired new brands and then added Zep products to the channel thereby providing a more complete offering.

EXPANDING OUR GEOGRAPHIC REACH

In 2012, we expanded our European market presence with the acquisition of The Hale Group and Mykal Industries with the Forward Chemical, Rexodan, Mykal and De-Solv-It brands, which augment our Zep European organization. Hale expands our reach to a broad range of industrial, commercial and public sector customers in the U.K., while the Mykal acquisition expanded our market access in the U.K. with an extended portfolio of well-recognized products as well as new retail and distribution channels.

ESTABLISHING ZEP VEHICLE CARE

As we began fiscal 2013, we moved to significantly augment our transportation offering through our planned acquisition of Ecolab's Vehicle Care division. Pending customary regulatory approvals, this acquisition is expected to close by the end of the 2012 calendar year. This transaction is a perfect strategic fit for Zep Inc. – it builds upon our core transportation business and delivers an expanded offering of leading brands and services to customers the way they want to be served.

The broader transportation market is of strategic importance to Zep Inc. – it exhibits steady growth dynamics and it is one in which we have significant experience. Within the overall transportation market, the vehicle care segment is particularly attractive – a $1 billion opportunity in the United States.

By joining forces with Ecolab's Vehicle Care team, we will accelerate our growth. This is a well-run business with attractive financial characteristics that will create significant shareholder value. We expect the transaction to be modestly accretive to earnings for the balance of our fiscal year 2013. Some elements of the business could take a year to fully integrate and as we complete that work we would expect greater accretion in fiscal 2014.

To achieve the full value of the transaction, we have established a new entity known as Zep Vehicle Care – which is expected to be one of the leading providers to the vehicle care industry, providing an unmatched brand offering and associated services. It will be led by the current leaders of Ecolab's Vehicle Care business, who bring with them considerable industry experience.

DIVERSIFICATION STRATEGY GENERATING RESULTS

Our diversification strategy has served us well and is generating increasing value for our shareholders.

Our fiscal 2009 marked the end of a significant transformation in the company and coincided with the end of the recession. As a result of implementing our cost reduction efforts to improve the profitability of the business and our acquisition strategy to diversify our access to market, we have accomplished the following:

- Our revenues have increased at a 9.3% compounded annual growth rate during the past three years.
- Reported EBITDA grew at a 31% compounded annual growth rate over that timeframe, with EBITDA margins improving by 117 basis points per year.
- During this same time, we grew reported diluted earnings per share at a 33% compounded annual growth rate.
- During the past four years, we have generated over $80 million in cumulative free cash flow, while investing in our strategic growth initiatives.
- Return on invested capital improved 80 basis points over this time, reflecting our cost reduction efforts.

AS REPORTED	FY2012	FOUR YEAR TREND (2009 – 2012)
Sales Growth	+1.2%	9.3% CAGR
EBITDA Growth	+13.1%	31% CAGR
EBITDA Margin Growth	90bp	117bp per year
EPS Growth	+26%	33% CAGR
ROIC	-100bp	80bp

In the coming year, you can expect us to continue to thoughtfully manage the business while being mindful that we expect economic conditions to remain challenging. As such, from our current vantage point, we would expect modest demand changes from our end markets during fiscal 2013. That said, we believe we have the right initiatives in place to ensure our business continues to grow during these difficult economic times, and that we are well-positioned for when the economy begins to strengthen.

In short, our diversification journey continues to gain traction. After we restructured our business heading into 2009, we began our journey to expand our market access in 2010, and we continue to make significant progress. The work we have done in fiscal 2012 is building momentum for fiscal 2013. As a result, I am confident that we have the right strategy, the right business model, and importantly, the right people to deliver continually improving results.

Sincerely,



John K. Morgan
Chairman, President and Chief Executive Officer



BUSINESS OVERVIEW

With products and services dating back to 1896, Zep Inc. (NYSE: ZEP) is a leading producer and marketer of a wide range of high-efficacy cleaning products and maintenance solutions for automotive, industrial, institutional, and selected consumer end-markets.

Based in Atlanta, Georgia, we offer a deep product portfolio consisting of over 4,000 formulations that provide customized, superior solutions to over 200,000 customers worldwide. These customers include vehicle mechanics, manufacturers, food processors, car washes, schools, municipalities, government agencies, restaurants, hospitals, and hotels. We also serve a variety of customers in the automotive, fleet maintenance, industrial/MRO supply, janitorial/sanitation supply and motorcycle markets. Our products and services have won us recognition for providing excellence in product quality and customer service.

We sell our products and services through all three of our industry's typical channels: Distribution, Retail, and Sales and Service; and we are committed to expanding our market access through our diversification strategy. In fiscal 2012, we succeeded in expanding our customers' access to our growing portfolio of products and services across all three of these sales channels, but most notably in Retail and Distribution – areas we feel present significant opportunities for growth.

BUSINESS MIX — 2012

Zep Sales by Channel - August 2012

- **Distributors**
  Drove organic sales by significantly broadening product offering with Zep formulations
- **Retailers**
  Significant diversification and market access expansion with Zep Commercial, which is now available in over 7,000 locations
- **Direct**
  Expanded through acquisitions: Washtronics in the U.S., and The Hale Group and Mykal Industries in the U.K.



22%
18%
60%

END-MARKETS SERVED

DISTRIBUTION	RETAIL	SALES AND SERVICE
Automotive OEM / Distributors	Home Improvement	Transportation
Jan / San	Hardware	Food
Industrial MRO	Automotive Aftermarket	Institutional
Redistribution	Mass Merchandise	Industrial
	Office Supplies	Government
	Dollar/Discount	

DISTRIBUTION

We accelerated our entry into the Distribution market with our acquisition of Amrep in 2010 to add to our automotive capabilities. Later that year we acquired certain assets of Waterbury to strengthen our position in the distribution channel. Our distributor sales organization markets our products to large national and regional business-to-business distributors that target the industrial maintenance, janitorial/sanitation, and automotive markets. The distributors selling our products include Bunzl; Fastenal Company; HD Supply; Interline Brands, Inc.; Kia Motors America, Inc.; Lagasse, Inc.; TripleS; Nissan North America, Inc.; Subaru of America, Inc.; Toyota Motor Sales USA, Inc.; and W.W. Grainger Inc.

We grew market share in 2012 within certain market verticals that we serve through the distribution channel, including the automotive aftermarket and industrial maintenance and repair.

RETAIL

Our Retail sales organization markets our products to contractors and small business owners through retailers such as home improvement, hardware, and auto parts stores. We believe that we are the largest supplier of industrial-strength cleaning chemicals to The Home Depot. Other retailers selling our products include Ace Hardware; Advance Auto Parts, Inc.; AutoZone Parts Inc.; Lowe's Companies, Inc.; Menards; NAPA Auto Parts stores; Orchard Supply Hardware LLC; TruServ Hardware; and Walmart.

We broadened our Retail base in 2012 by expanding our branded product lines with existing customers such as Lowe's and Menard's, as well as new customers including Orchard Supply. Our primary retail brand, Zep Commercial, is now available at more than 7,000 retail locations throughout North America – a 75% increase compared with the number of stores at which customers could purchase Zep Commercial at the beginning of fiscal 2011.

SALES AND SERVICE

Through our Sales and Service channel, we provide convenient, high-efficacy cleaning and maintenance solutions to customers that include commercial, industrial, institutional and governmental end-users, ranging in size from small sole proprietorships to the United States federal government. As a leading U.S. provider of cleaning and maintenance solutions in the direct-sales channel, we serve our customers by meeting unique, individual needs. Through our acquisitions of Niagara and Washtronics, we provide customers in fleet maintenance with superior equipment, chemical products and technical expertise. We provide value-added services to our customers in the areas of application advice, safety aspects, product selection, specific formulations, inventory management, customer employee training and equipment, including dispensers. Our value-added services often reduce the total cost of our customers' cleaning and maintenance needs.

We believe the customers we serve benefit from highly effective solutions that are superior to our competitors' offerings. Some of the larger customers served by our Sales and Service team include Ameriquest; Costco Canada; Harrah's Entertainment, Inc; Penske Corporation; Ryder Truck Rental; and Waste Management, Inc.

In January 2012, through the acquisition of The Hale Group Limited, we built upon our existing European capabilities by establishing a presence in the United Kingdom's cleaning and maintenance chemicals market. In June 2012, we acquired Mykal Industries Limited – also based in the U.K. – which represents our first investment targeting Europe's retail and distribution sales channels. The October 2011 acquisition of Washtronics of America expanded our product portfolio and access to market by further strengthening our position in truck and fleet wash.

With several of our diversification-focused acquisitions now integrated, we are realizing organic growth from our Distribution and Retail selling platforms and benefitting from numerous synergies in the sourcing, manufacturing and delivery of our products and services, including the capability to provide single order invoicing for our customers.

Since 2009, we doubled the percentage of our total sales generated from the Distribution and Retail channels. We are making investments to stabilize volumes in our Sales and Service organization, and look forward to realizing the benefits of our efforts to expand within markets that are new to us in Europe.

ZEP INC. STRATEGY

Zep Inc. provides its customers with a comprehensive portfolio of high-efficacy industrial cleaning and maintenance solutions delivered with superior customer service and unmatched technical support.

Zep Inc.'s brands have been in existence since 1896 and are now part of the Zep Inc. corporation which was founded in 1937. From our traditional roots embedded in a direct sales and service model, we now deliver our growing portfolio of products and services through three distinct channels that meet the individual needs of our broadening customer base: Distribution, Retail and Sales and Service.

We believe that the applicable market for our products and services throughout the world is approximately $75 billion, and in the United States is approximately $19 billion.

- **Distributors.** Business-to-business supply distributors purchase approximately 44% of all chemicals and maintenance solutions sold within the United States. In fiscal 2012, distributor sales accounted for approximately 22% of our total revenue, which represents a substantial increase from just five years ago when distributor sales comprised only 1% of our total net sales.
- **Retail.** Retail establishments purchase approximately 35% of the chemicals and maintenance solutions sold within the U.S. market, and in fiscal 2012, sales through this channel accounted for approximately 18% of our total revenue.
- **Direct-serve.** A third type of end-user purchases cleaning and maintenance chemicals directly from a salesperson that represents the manufacturer. The remaining 21% of the U.S. market is served by this direct-serve channel, and sales through this channel accounted for 60% of our total revenue in fiscal 2012, a quarter of which are from outside the US.

Our strategy is to build upon our position as a leading provider of cleaning and maintenance solutions for commercial and industrial end users by expanding customer access to our products and services in each of these sales channels.

Our diversification strategy is key to this growth – enabling our customers to purchase our high-efficacy products where, when and how the customer desires. We are focused on moving the company in the direction in which the customer is moving the market: to more accessible locations for the professional customer. Over the past year, targeted acquisitions and brand expansion initiatives have served us well in gaining access to the right channels to better serve our customers the way they want to be served.

The Zep Inc. strategy primarily focuses on:

- A **multi-channel and multi-brand** approach;
- Continued **expansion** of our access-to-markets and in our areas of strength, primarily via acquisitions;
- Driving **economies of scale** in Supply Chain, Administration, and R&D; and
- **Organic** sales growth in acquired platforms.



Multi-Channel and Brand Approach
Continue to Expand Market Access
Drive Economies of Scale
Focus on Organic Growth

Our multi-channel and multi-brand approach provides a unique, tailored offering for our customers in all three channels. This is the competitive advantage Zep has in the markets in which we compete.

Central to our expansion is our acquisition strategy. We invest in assets that provide a distinct strategic advantage, either by leveraging existing services and products through customer relationships of the acquired platform, by leveraging manufacturing and logistics capabilities or – in many instances – both. As a result, more than half of our top 20 customers today are new within the past three years.

Since implementing our acquisition strategy in 2010, we have expanded our business by bringing on board nearly $170 million in incremental revenue. Importantly, we have been able to build upon these acquired platforms through organic growth.

Recently, we announced that we entered into a definitive agreement to purchase virtually all of the assets and assume selected liabilities of Ecolab Vehicle Care, a division of Ecolab Inc., for approximately $120 million. Pending customary regulatory approvals, the purchase is expected to close later this calendar year, and is expected to significantly augment our offering to the transportation segment of the market. Once approved, the combination of Ecolab's Vehicle Care division, Zep's existing North American Sales and Service vehicle wash operations, Niagara and Washtronics will operate as a new platform, "Zep Vehicle Care," expected to represent approximately 13% of the company's net sales in the current fiscal year.

LONG TERM FINANCIAL OBJECTIVES

Our long term growth strategy continues to focus on identifying and integrating accretive acquisitions, growing organically in targeted end-markets, expanding distribution and retail channels, driving manufacturing synergies, and continuing to improve operational efficiencies through diligent supply chain management and purchasing consolidation.

We recently updated our long-term financial objectives and believe that the success of our strategy in creating shareholder value over the next five years will be measured by the following:

- Revenue of $1 billion;
- Annualized EBITDA margin improvement of 50 basis points;
- Annualized earnings per share increases of 11 % to 13%; and
- Returns on invested capital of 15+%.

BOARD OF DIRECTORS

Our board of directors brings diverse and experienced counsel to Zep Inc., providing sound oversight to ensure our company's actions are value-added and done with the best interests of our shareholders in mind.





John K. Morgan
Chairman, President and Chief Executive Officer
Zep Inc.

Mr. Morgan has served as our Chairman, President and Chief Executive Officer since October 2007. In July 2007, he was elected President and Chief Executive Officer of Acuity Specialty Products, a subsidiary of Acuity Brands prior to our spin-off in November 2007. He served as an Executive Vice President of Acuity Brands until October 2007. He served as President and Chief Executive Officer of Acuity Brands Lighting, Inc. from August 2005 to July 2007. He served at Acuity Brands as President and Chief Development Officer from January 2004 to August 2005, as Senior Executive Vice President and Chief Operating Officer from June 2002 until January 2004, and as Executive Vice President from December 2001 until June 2002. He is a director of WESCO International, Inc. and serves on its Audit and Compensation Committees.



Ronald D. Brown
Vice President and Chief Financial Officer
Makino, Inc.
Managing Director
Taft Business Consulting, LLC

Mr. Brown has served as Vice President and Chief Financial Officer of Makino Inc., a metalworking technology company, since October 2010. He has also served as Managing Director of Taft Business Consulting, LLC since May 2009. He previously served as Chairman and Chief Executive Officer of Milacron Inc. from 2001 to November 2008, as Chief Operating Officer from 1999 to 2001, and as Chief Financial Officer from 1993 to 1999. Mr. Brown is a director of A.O. Smith Company and, during the past five years, also served as a director of Milacron, Inc.



O.B. Grayson Hall, Jr.
President and Chief Executive Officer
Regions Financial Corporation

Mr. Hall has served as Chief Executive Officer of Regions Financial Corporation (Regions) since April 2010 and as President since October 2009. He served as Chief Operating Officer of Regions from October 2009 to April 2010. Mr. Hall also serves as a member of Regions' Executive Council. He previously served as Vice Chairman of Regions from December 2008 until October 2009, as Senior Executive Vice President, General Banking Group of Regions from November 2006 until December 2008, and as head of various lines of business at Regions from January 2005 until November 2006, including managing Consumer Banking, Commercial Banking and Wealth Management. He is a director of Regions.



Timothy M. Manganello
Chairman and Chief Executive Officer
BorgWarner Inc.

Mr. Manganello has served as Chairman and Chief Executive Officer of BorgWarner Inc. since 2003. He was named to his current position in February 2003, after having served for one year as President and Chief Operating Officer. During his career at BorgWarner, he has held senior management positions in operations, sales, and business development. Before joining BorgWarner in 1989, Mr. Manganello held sales management positions at PT Components-Link Belt from 1981 to 1988 and product engineering management positions at Chrysler Corporation from 1973 to 1981. Mr. Manganello is a director of BorgWarner Inc. and Bemis Company, Inc. and served as a past Board Chairman of the Federal Reserve Bank of Chicago, Detroit branch.



Sidney J. Nurkin
Of Counsel
Alston & Bird, LLP
Lead Director

Mr. Nurkin retired on December 31, 2006 from Alston & Bird, LLP, a national law firm headquartered in Atlanta, Georgia. Prior to his retirement, Mr. Nurkin was a Senior Partner in the law firm for more than five years. Mr. Nurkin served as a director of Dayton Superior Corporation from February 2007 until October 2009.



Joseph Squicciarino
Former Chief Financial Officer
King Pharmaceuticals, Inc.

Mr. Squicciarino served as the Chief Financial Officer of King Pharmaceuticals, Inc. from June 2005 until March 2011, when the company was acquired. Prior to joining King Pharmaceuticals, Inc., he served as Chief Financial Officer—North America for Revlon, Inc. from March 2005 until June 2005 and as Chief Financial Officer—International for Revlon International, Inc. from February 2003 until March 2005. He held the position of Group Controller Pharmaceuticals—Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002.



Timothy T. Tevens
President and Chief Executive Officer
Columbus McKinnon Corporation

Mr. Tevens has served as the President of Columbus McKinnon Corporation since January 1998 and as Chief Executive Officer since July 1998. Mr. Tevens served as Vice President—Information Services of Columbus McKinnon Corporation from May 1991 to January 1998, becoming Chief Operating Officer in October 1996. From 1980 to 1991, Mr. Tevens was employed by Ernst & Young LLP in various management consulting capacities. He is also a director of Columbus McKinnon Corporation.



Carol Williams
Executive Vice President
Manufacturing & Engineering, Supply Chain and Environmental, Health and Safety Operations
The Dow Chemical Company

Ms. Williams has served as Executive Vice President of Manufacturing and Engineering of The Dow Chemical Company (Dow Chemical) since September 2011 and she assumed responsibility for Supply Chain and Environmental, Health and Safety Operations in 2012. She is also a member of Dow Chemical's Executive Leadership Committee and its Strategy Board. During her career at Dow Chemical, which began in 1980, she has served as President of Chemicals and Energy from August 2010 to August 2011; as Senior Vice President of Basic Chemicals from January 2009 to July 2010; as Corporate Vice President of Market Facing, Business Development and Licensing Portfolio from August 2007 to December 2008; and as Vice President of Business Development for Market Facing Business from March 2005 to July 2007.

FINANCIAL HIGHLIGHTS

$ = Millions except per share data



$800
$700
$600
$500
$400
$300
$200
$100
$0
$574.7
$501.0
$568.5
$646.0
$653.5
FY08
FY09
FY10
FY11
FY12

Net Sales



$60
$50
$40
$30
$20
$10
$0
$35.7
$23.8
$33.9
$47.5
$53.7
FY08
FY09
FY10
FY11
FY12

EBITDA



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.75
$0.42
$0.61
$0.78
$0.98
FY08
FY09
FY10
FY11
FY12

Fully Diluted Earnings per Share



$60
$50
$40
$30
$20
$10
$0
$17.3
$22.9
$24.2
$29.0
$4.3
FY08
FY09
FY10
FY11
FY12

Free Cash Flow

SELECTED FINANCIAL DATA

	YEARS ENDED AUGUST 31,				
	2012	2011	2010	2009	2008
	(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)				
SUMMARY OF OPERATIONS DATA:					
Net sales	$ 653,533	$ 645,972	$ 568,512	$ 501,032	$ 574,724
Operating profit	38,280	33,217	23,852	18,089	29,063
Net income	21,909	17,401	13,504	9,260	16,322
Basic earnings per share	$ 1.00	$ 0.80	$ 0.62	$ 0.43	$ 0.76
Diluted earnings per share	$ 0.98	$ 0.78	$ 0.61	$ 0.42	$ 0.75
Cash dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.12
Basic weighted average number of shares outstanding[1]	21,768	21,540	21,271	21,057	20,862
Diluted weighted average number of shares outstanding[1]	22,166	22,027	21,738	21,290	20,252
BALANCE SHEET DATA (AT PERIOD END):					
Cash and cash equivalents	$ 3,513	$ 7,219	$ 25,257	$ 16,651	$ 14,528
Total assets	435,287	403,769	342,848	249,618	274,071
Total debt	139,250	119,650	92,150	40,650	59,150
Stockholders' equity	167,917	149,123	122,173	109,265	99,717
OTHER DATA:					
Cash provided by operations	$ 22,607	$ 37,001	$ 34,023	$ 30,438	$ 26,435
Operating working capital[2]	$ 111,512	$ 100,007	$ 92,629	$ 83,616	$ 103,763

1 On September 1, 2009, we retrospectively adopted an accounting pronouncement which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share. The application of this guidance to each of the basic and diluted earnings per share computations for the four years ended August 31, 2012 effectively reduced those computations by $0.01. Due to the number of unvested shares issued during fiscal 2008 in connection with our previously disclosed one-time founders' award, the application of this guidance to each of the basic and diluted earnings per share computations for the year ended August 31, 2008 effectively reduced those computations by $0.02. We did not pay dividends prior to our October 31, 2007 spin-off, nor did we have control over the equity award programs previously administered by our former parent company, whose compensation philosophy may have differed from that reflected in our currently administered equity award programs. Therefore, it is not practicable to retrospectively apply this guidance before we became a stand-alone, public entity. However, we believe that retrospective application of this guidance would not have had an impact on basic and diluted earnings per share as we did not pay dividends during those periods.

2 Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.

NON-GAAP DISCLOSURE

This Annual Report contains non-GAAP financial information, which includes EBITDA and free cash flow. We provide this non-GAAP financial information to enhance the reader's overall understanding of our financial performance. Specifically, management believes the non-GAAP financial information provides useful information to investors by excluding or adjusting certain items affecting reported operating results that were unusual or not indicative of our core operating results. This non-GAAP financial information should be considered in addition to, and not as a substitute for, or superior to, results prepared in accordance with GAAP. Moreover, this non-GAAP information may not be comparable to similarly titled measures reported by other companies. In addition, these measures: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered in isolation of, as alternatives to, or more meaningful measures than operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP. The EBITDA and free cash flow non-GAAP financial information included in this Annual Report has been reconciled to the nearest GAAP measure in the tables that follow:

	YEARS ENDED AUGUST 31,				
	2012	2011	2010 ($ MILLIONS)	2009	2008
RECONCILIATION OF EBITDA:					
Net Income	$ 21.9	$ 17.4	$ 13.5	$ 9.3	$ 16.3
Interest Expense, net	5.5	6.6	2.0	1.7	2.8
Provision for Income Taxes	11.9	9.3	8.2	5.9	9.7
Depreciation and Amortization	14.3	14.2	10.3	7.0	6.9
EBITDA (unaudited)	$ 53.7	$ 47.5	$ 33.9	$ 23.8	$ 35.7
RECONCILIATION OF FREE CASH FLOW:					
Net Cash Provided by Operating Activities	$ 22.6	$ 37.0	$ 34.0	$ 30.4	$ 26.4
Purchases of Property, Plant, and Equipment	(18.4)	(8.9)	(9.8)	(7.5)	(9.2)
Proceeds from Sale of Property, Plant, and Equipment	-	0.9	-	-	-
Free Cash Flow (unaudited)	$ 4.3	$ 29.0	$ 24.2	$ 22.9	$ 17.3

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Zep Inc

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LETTER TO SHAREHOLDERS
BUSINESS OVERVIEW
ZEP INC. STRATEGY
BOARD OF DIRECTORS
FINANCIAL HIGHLIGHTS

2012 Annual Report

View PDF version of Annual Report »



LETTER TO SHAREHOLDERS

"The work we have done in fiscal 2012 built momentum for fiscal 2013. As a result, I am confident that we have the right strategy, the right business model, and importantly, the right people to deliver continually improving results."

Learn More »



BUSINESS OVERVIEW

With products and services dating back to 1896, Zep Inc. (NYSE: ZEP) is a leading producer and marketer or a wide range of high-efficacy cleaning products and maintenance solutions for automotive, industrial, institutional, and selected consumer end-markets.

Learn More »



ZEP INC. STRATEGY

Zep Inc. provides our customers with a comprehensive portfolio of high-efficacy industrial cleaning and maintenance solutions delivered with superior customer service and unmatched technical support.

Learn More »



BOARD OF DIRECTORS

Our board of directors brings diverse and experienced counsel to Zep Inc., providing sound oversight to ensure our company's actions are value-added and done with the best interests of our shareholders in mind.

Learn More »



FINANCIALS

Financial Highlights for the year-ended August 31, 2012

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ZepInc

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LETTER TO SHAREHOLDERS
BUSINESS OVERVIEW
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2012 Annual Report

LETTER TO SHAREHOLDERS


Zep Inc. Annual Report 2012
ZepInc
Year in Review
09:37
vimeo

"The work we have done in fiscal 2012 built momentum for fiscal 2013. As a result, I am confident that we have the right strategy, the right business model, and importantly, the right people to deliver continually improving results."

DEAR SHAREHOLDERS,

I am proud of the performance our team delivered in fiscal 2012, as the progress made to execute against our strategic initiatives became increasingly evident.

- Our diversification strategy is enabling our customers to purchase our high-efficacy products where, when and how the customer desires, which means making our products increasingly available.
- Our acquisition strategy has served us well in accomplishing this objective – we are gaining access to the right channels to better serve our customers.
- We now have solid business platforms capable of generating organic sales growth, giving us the right set of competitive strengths to be a more significant leader in our industry.

A good example of our performance is the significant advances made by our distribution and retail teams to expand sales through strategic customers. We are expanding our brand and product offering with existing customers, and building programs with new distributors, to diversify our market presence in the retail channel with the increased nationwide visibility of our products. For example, the Zep Commercial brand went from being available in over 4,000 locations at the start of fiscal 2011 to more than 7,000 major retail outlets in North America at the end of fiscal 2012.

FISCAL 2012 PERFORMANCE

During fiscal 2012, we reached several milestones. While revenues were tough to come by in the current economic environment, our team's ability to manage the business in a tough economic environment was evident.

- We drove strong organic revenue growth from our acquired platforms by taking specific actions both during integration and in ongoing operations, helping us to achieve record sales of $654 million for the year.
- Strong operational management and accomplishments by our acquisition and integration teams drove significant bottom line results, leading to record EPS of $0.98 per share, up 26% from last year.
- Importantly, these actions delivered a 13% increase in EBITDA to $54 million.

DIVERSIFICATION IN ACTION

Just three years ago we served a limited number of end markets focused on small businesses across the country through primarily one sales channel – Sales and Service. Today, we serve automotive OEMs, janitorial and industrial MRO distributors, and a diversified set of quality retailers. We accomplished this by attracting more sales outlets for our products in each vertical, but most notably in transportation, which now comprises slightly more than a third of our net sales. With more distribution and retail partners, we enhanced the value proposition to the customer by infusing the channels with high quality products such as Zep Commercial and TimeMist. In many cases, we acquired new brands and then added Zep products to the channel thereby providing a more complete offering.

EXPANDING OUR GEOGRAPHIC REACH

In 2012, we expanded our European market presence with the acquisition of The Hale Group and Mykal Industries with the Forward Chemical, Rexodan, Mykal and De-Solv- It brands, which augment our Zep European organization. Hale expands our reach to a broad range of industrial, commercial and public sector customers in the U.K., while the Mykal acquisition expanded our market access in the U.K. with an extended portfolio of well-recognized products as well as new retail and distribution channels.

ESTABLISHING ZEP VEHICLE CARE

As we began fiscal 2013, we moved to significantly augment our transportation offering through our planned acquisition of Ecolab's Vehicle Care division. Pending customary regulatory approvals, this acquisition is expected to close by the end of the 2012 calendar year. This transaction is a perfect strategic fit for Zep Inc. – it builds upon our core transportation business and delivers an expanded offering of leading brands and services to customers the way they want to be served.

The broader transportation market is of strategic importance to Zep Inc. – it exhibits steady growth dynamics and it is one in which we have significant experience. Within the overall transportation market, the vehicle care segment is particularly attractive – a $1 billion opportunity in the United States.

By joining forces with Ecolab's Vehicle Care team, we will accelerate our growth. This is a well-run business with attractive financial characteristics that will create significant shareholder value. We expect the transaction to be modestly accretive to earnings for the balance of our fiscal year 2013. Some elements of the business could take a year to fully integrate and as we complete that work we would expect greater accretion in fiscal 2014.

To achieve the full value of the transaction, we have established a new entity known as Zep Vehicle Care – which is expected to be one of the leading providers to the vehicle care industry, providing an unmatched brand offering and associated services. It will be led by the current leaders of Ecolab's Vehicle Care business, who bring with them considerable industry experience.

DIVERSIFICATION STRATEGY GENERATING RESULTS

Our diversification strategy has served us well and is generating increasing value for our shareholders.
Our fiscal 2009 marked the end of a significant transformation in the company and coincided with the end of the recession. As a result of implementing our cost reduction efforts to improve the profitability of the business and our acquisition strategy to diversify our access to market, we have accomplished the following:

- Our revenues have increased at a 9.3% compounded annual growth rate during the past three years.
- Reported EBITDA grew at a 31% compounded annual growth rate over that timeframe, with EBITDA margins improving by 87 basis points per year.
- During this same time, we grew reported diluted earnings per share at a 33% compounded annual growth rate.
- During the past four years, we have generated over $80 million in cumulative free cash flow, while investing in our strategic growth initiatives.
- Return on invested capital improved 80 basis points over this time, reflecting our cost reduction efforts.

AS REPORTED	FY2012	FOUR YEAR TREND (2009 – 2012)
Sales Growth	+1.2%	9.3% CAGR
EBITDA Growth	+13.1%	31% CAGR
EBITDA Margin Growth	90bp	117bp per year
EPS Growth	+26%	33% CAGR
ROIC	-100bp	80bp

In the coming year, you can expect us to continue to thoughtfully manage the business while being mindful that we expect economic conditions to remain challenging. As such, from our current vantage point, we would expect modest demand changes from our end markets during fiscal 2013. That said, we believe we have the right initiatives in place to ensure our business continues to grow during these difficult economic times, and that we are well-positioned for when the economy begins to strengthen.

In short, our diversification journey continues to gain traction. After we restructured our business heading into 2009, we began our journey to expand our market access in 2010, and we continue to make significant progress. The work we have done in fiscal 2012 is building momentum for fiscal 2013. As a result, I am confident that we have the right strategy, the right business model, and importantly, the right people to deliver continually improving results.

Sincerely,

John K. Morgan

Chairman, President and Chief Executive Officer

2012 Annual Report

BUSINESS OVERVIEW

With products and services dating back to 1896, Zep Inc. (NYSE: ZEP) is a leading producer and marketer of a wide range of high-efficacy cleaning products and maintenance solutions for automotive, industrial, institutional, and selected consumer end-markets.

Based in Atlanta, Georgia, we offer a deep product portfolio consisting of over 4,000 formulations that provide customized, superior solutions to over 200,000 customers worldwide. These customers include vehicle mechanics, manufacturers, food processors, car washes, schools, municipalities, government agencies, restaurants, hospitals, and hotels. We also serve a variety of customers in the automotive, fleet maintenance, industrial/MRO supply, janitorial/sanitation supply and motorcycle markets. Our products and services have won us recognition for providing excellence in product quality and customer service.

We sell our products and services through all three of our industry's typical channels: Distribution, Retail, and Sales and Service; and we are committed to expanding our market access through our diversification strategy. In fiscal 2012, we succeeded in expanding our customers' access to our growing portfolio of products and services across all three of these sales channels, but most notably in Retail and Distribution – areas we feel present significant opportunities for growth.

BUSINESS MIX — 2012

Zep Sales by Channel - August 2012


Distributors
Drove organic sales by significantly broadening product offering with Zep formulations
Retailers
Significant diversification and market access expansion with Zep Commercial, which is now available in over 7,000 locations
Direct
Expanded through acquisitions: Washtronics in the U.S., and The Hale Group and Mykal Industries in the U.K.
22%
18%
60%

END-MARKETS SERVED

DISTRIBUTION	RETAIL	SALES AND SERVICE
Automotive OEM / Distributors	Home Improvement	Transportation
Jan / San	Hardware	Food
Industrial MRO	Automotive Aftermarket	Institutional
Redistribution	Mass Merchandise	Industrial
	Office Supplies	Government
	Dollar/Discount	

DISTRIBUTION

We accelerated our entry into the Distribution market with our acquisition of Amrep in 2010 to add to our automotive capabilities. Later that year we acquired certain assets of Waterbury to strengthen our position in the distribution channel. Our distributor sales organization markets our products to large national and regional business-to-business distributors that target the industrial maintenance, janitorial/sanitation, and automotive markets. The distributors selling our products include Bunzl; Fastenal Company; HD Supply; Interline Brands, Inc.; Kia Motors America, Inc.; Lagasse, Inc.; TripleS; Nissan North America, Inc.; Subaru of America, Inc.; Toyota Motor Sales USA, Inc.; and W.W. Grainger Inc.

We grew market share in 2012 within certain market verticals that we serve through the distribution channel, including the automotive aftermarket and industrial maintenance and repair.

RETAIL

Our Retail sales organization markets our products to contractors and small business owners through retailers such as home improvement, hardware, and auto parts stores. We believe that we are the largest supplier of industrial-strength cleaning chemicals to The Home Depot. Other retailers selling our products include Ace Hardware; Advance Auto Parts, Inc.; AutoZone Parts Inc.; Lowe's Companies, Inc.; Menards; NAPA Auto Parts stores; Orchard Supply Hardware LLC; TruServ Hardware; and Walmart.

We broadened our Retail base in 2012 by expanding our branded product lines with existing customers such as Lowe's and Menard's, as well as new customers including Orchard Supply. Our primary retail brand, Zep Commercial, is now available at more than 7,000 retail locations throughout North America – a 75% increase compared with the number of stores at which customers could purchase Zep Commercial at the beginning of fiscal 2011.

SALES AND SERVICE

Through our Sales and Service channel, we provide convenient, high-efficacy cleaning and maintenance solutions to customers that include commercial, industrial, institutional and governmental end-users, ranging in size from small sole proprietorships to the United States federal government. As a leading U.S. provider of cleaning and maintenance solutions in the direct-sales channel, we serve our customers by meeting unique, individual needs. Through our acquisitions of Niagara and Washtronics, we provide customers in fleet maintenance with superior equipment, chemical products and technical expertise. We provide value-added services to our customers in the areas of application advice, safety aspects, product selection, specific formulations, inventory management, customer employee training and equipment, including dispensers. Our value-added services often reduce the total cost of our customers' cleaning and maintenance needs.

We believe the customers we serve benefit from highly effective solutions that are superior to our competitors' offerings. Some of the larger customers served by our Sales and Service team include Ameriquest; Costco Canada; Harrah's Entertainment, Inc; Penske Corporation; Ryder Truck Rental; and Waste Management, Inc.

In January 2012, through the acquisition of The Hale Group Limited, we built upon our existing European capabilities by establishing a presence in the United Kingdom's cleaning and maintenance chemicals market. In June 2012, we acquired Mykal Industries Limited - also based in the U.K. – which represents our first investment targeting Europe's retail and distribution sales channels. The October 2011 acquisition of Washtronics of America expanded our product portfolio and access to market by further strengthening our position in truck and fleet wash.

With several of our diversification-focused acquisitions now integrated, we are realizing organic growth from our Distribution and Retail selling platforms and benefitting from numerous synergies in the sourcing, manufacturing and delivery of our products and services, including the capability to provide single order invoicing for our customers.

Since 2009, we doubled the percentage of our total sales generated from the Distribution and Retail channels. We are making investments to stabilize volumes in our Sales and Service organization, and look forward to realizing the benefits of our efforts to expand within markets that are new to us in Europe.

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2012 Annual Report

THE ZEP STRATEGY

Zep Inc. provides its customers with a comprehensive portfolio of high-efficacy industrial cleaning and maintenance solutions delivered with superior customer service and unmatched technical support.

Zep Inc.'s brands have been in existence since 1896 and are now part of the Zep Inc. corporation which was founded in 1937. From our traditional roots embedded in a direct sales and service model, we now deliver our growing portfolio of products and services through three distinct channels that meet the individual needs of our broadening customer base: Distribution, Retail and Sales and Service.

We believe that the applicable market for our products and services throughout the world is approximately $75 billion, and in the United States is approximately $19 billion.

- **Distributors.** Business-to-business supply distributors purchase approximately 44% of all chemicals and maintenance solutions sold within the United States. In fiscal 2012, distributor sales accounted for approximately 22% of our total revenue, which represents a substantial increase from just five years ago when distributor sales comprised only 1% of our total net sales.
- **Retail.** Retail establishments purchase approximately 35% of the chemicals and maintenance solutions sold within the U.S. market, and in fiscal 2012, sales through this channel accounted for approximately 18% of our total revenue.
- **Direct-serve.** A third type of end-user purchases cleaning and maintenance chemicals directly from a salesperson that represents the manufacturer. The remaining 21% of the U.S. market is served by this direct-serve channel, and sales through this channel accounted for 60% of our total revenue in fiscal 2012, a quarter of which are from outside the US.

Our strategy is to build upon our position as a leading provider of cleaning and maintenance solutions for commercial and industrial end users by expanding customer access to our products and services in each of these sales channels.

Our diversification strategy is key to this growth – enabling our customers to purchase our high-efficacy products where, when and how the customer desires. We are focused on moving the company in the direction in which the customer is moving the market: to more accessible locations for the professional customer. Over the past year, targeted acquisitions and brand expansion initiatives have served us well in gaining access to the right channels to better serve our customers the way they want to be served.

The Zep Inc. strategy primarily focuses on:

- **A multi-channel and multi-brand** approach;
- Continued **expansion** of our access-to-markets and in our areas of strength, primarily via acquisitions;
- Driving **economies of scale** in Supply Chain, Administration, and R&D; and
- **Organic** sales growth in acquired platforms.


Multi-Channel and Brand Approach
Continue to Expand Market Access
Drive Economies of Scale
Focus on Organic Growth

Our multi-channel and multi-brand approach provides a unique, tailored offering for our customers in all three channels. This is the competitive advantage Zep has in the markets in which we compete.

Central to our expansion is our acquisition strategy. We invest in assets that provide a distinct strategic advantage, either by leveraging existing services and products through customer relationships of the acquired platform, by leveraging manufacturing and logistics capabilities or – in many instances – both. As a result, more than half of our top 20 customers today are new within the past three years.

Since implementing our acquisition strategy in 2010, we have expanded our business by bringing on board nearly $170 million in incremental revenue. Importantly, we have been able to build upon these acquired platforms through organic growth.

Recently, we announced that we entered into a definitive agreement to purchase virtually all of the assets and assume selected liabilities of Ecolab Vehicle Care, a division of Ecolab Inc., for approximately $120 million. Pending customary regulatory approvals, the purchase is expected to close later this calendar year, and is expected to significantly augment our offering to the transportation segment of the market. Once approved, the combination of Ecolab's Vehicle Care division, Zep's existing North American Sales and Service vehicle wash operations, Niagara and Washtronics will operate as a new platform, "Zep Vehicle Care," expected to represent approximately 13% of the company's net sales in the current fiscal year.

LONG TERM FINANCIAL OBJECTIVES

Our long term growth strategy continues to focus on identifying and integrating accretive acquisitions, growing organically in targeted end-markets, expanding distribution and retail channels, driving manufacturing synergies, and continuing to improve operational efficiencies through diligent supply chain management and purchasing consolidation.

We recently updated our long-term financial objectives and believe that the success of our strategy in creating shareholder value over the next five years will be measured by the following:

- Revenue of $1 billion;
- Annualized EBITDA margin improvement of 50 basis points;
- Annualized earnings per share increases of 11% to 13%; and
- Returns on invested capital of 15+%.

2012 Annual Report

BOARD OF DIRECTORS

Our board of directors brings diverse and experienced counsel to Zep Inc., providing sound oversight to ensure our company's actions are value-added and done with the best interests of our shareholders in mind.





John K. Morgan
Chairman, President and Chief Executive Officer
Zep Inc.

Mr. Morgan has served as our Chairman, President and Chief Executive Officer since October 2007. In July 2007, he was elected President and Chief Executive Officer of Acuity Specialty Products, a subsidiary of Acuity Brands prior to our spin-off in November 2007. He served as an Executive Vice President of Acuity Brands until October 2007. He served as President and Chief Executive Officer of Acuity Brands Lighting, Inc. from August 2005 to July 2007. He served at Acuity Brands as President and Chief Development Officer from January 2004 to August 2005, as Senior Executive Vice President and Chief Operating Officer from June 2002 until January 2004, and as Executive Vice President from December 2001 until June 2002. He is a director of WESCO International, Inc. and serves on its Audit and Compensation Committees.



Ronald D. Brown
Managing Director
Makino, Inc.

Taft Business Consulting, LLC
Vice President and Chief Financial Officer

Mr. Brown has served as Vice President and Chief Financial Officer of Makino Inc., a metalworking technology company, since October 2010. He has also served as Managing Director of Taft Business Consulting, LLC since May 2009. He previously served as Chairman and Chief Executive Officer of Milacron Inc. from 2001 to November 2008, as Chief Operating

Officer from 1999 to 2001, and as Chief Financial Officer from 1993 to 1999. Mr. Brown is a director of A.O. Smith Company and, during the past five years, also served as a director of Milacron, Inc.



O.B. Grayson Hall, Jr.
President and Chief Executive Officer
Regions Financial Corporation

Mr. Hall has served as Chief Executive Officer of Regions Financial Corporation (Regions) since April 2010 and as President since October 2009. He served as Chief Operating Officer of Regions from October 2009 to April 2010. Mr. Hall also serves as a member of Regions' Executive Council. He previously served as Vice Chairman of Regions from December 2008 until October 2009, as Senior Executive Vice President, General Banking Group of Regions from November 2006 until December 2008, and as head of various lines of business at Regions from January 2005 until November 2006, including managing Consumer Banking, Commercial Banking and Wealth Management. He is a director of Regions.



Timothy M. Manganello
Chairman and Chief Executive Officer
BorgWarner Inc.

Mr. Manganello has served as Chairman and Chief Executive Officer of BorgWarner Inc. since 2003. He was named to his current position in February 2003, after having served for one year as President and Chief Operating Officer. During his career at BorgWarner, he has held senior management positions in operations, sales, and business development. Before joining BorgWarner in 1989, Mr. Manganello held sales management positions at PT Components-Link Belt from 1981 to 1988 and product engineering management positions at Chrysler Corporation from 1973 to 1981. Mr. Manganello is a director of BorgWarner Inc. and Bemis Company, Inc. and served as a past Board Chairman of the Federal Reserve Bank of Chicago, Detroit branch.



Sidney J. Nurkin
Of Counsel
Alston & Bird, LLP
Lead Director

Mr. Nurkin retired on December 31, 2006 from Alston & Bird, LLP, a national law firm headquartered in Atlanta, Georgia. Prior to his retirement, Mr. Nurkin was a Senior Partner in the law firm for more than five years. Mr. Nurkin served as a director of Dayton Superior Corporation from February 2007 until October 2009.



Joseph Squicciarino
Former Chief Financial Officer
King Pharmaceuticals, Inc.

Mr. Squicciarino served as the Chief Financial Officer of King Pharmaceuticals, Inc. from June 2005 until March 2011, when the company was acquired. Prior to joining King Pharmaceuticals, Inc., he served as Chief Financial Office – North America for Revlon, Inc. from March 2005 until June 2005 and as Chief Financial Officer – International for Revlon International, Inc. from February 2003 until March 2005. He held the position of Group Controller Pharmaceuticals – Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002.

Timothy T. Tevens
President and Chief Executive Officer
Columbus McKinnon Corporation

Mr. Tevens has served as the President of Columbus McKinnon Corporation since January 1998 and as Chief Executive Officer since July 1998. Mr. Tevens served as Vice President – Information Services of Columbus McKinnon Corporation from May 1991 to January 1998,



becoming Chief Operating Officer in October 1996. From 1980 to 1991, Mr. Tevens was employed by Ernst & Young LLP in various management consulting capacities. He is also a director of Columbus McKinnon Corporation.



Carol Williams

Executive Vice President, Manufacturing & Engineering, Supply Chain and Environmental, Health and Safety Operations

The Dow Chemical Company

Ms. Williams has served as Executive Vice President of Manufacturing and Engineering of The Dow Chemical Company (Dow Chemical) since September 2011 and she assumed responsibility for Supply Chain and Environmental, Health and Safety Operations in 2012. She is also a member of Dow Chemical's Executive Leadership Committee and its Strategy Board. During her career at Dow Chemical, which began in 1980, she has served as President of Chemicals and Energy from August 2010 to August 2011; as Senior Vice President of Basic Chemicals from January 2009 to July 2010; as Corporate Vice President of Market Facing, Business Development and Licensing Portfolio from August 2007 to December 2008; and as Vice President of Business Development for Market Facing Business from March 2005 to July 2007.

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FINANCIAL HIGHLIGHTS

2012 Annual Report

FINANCIALS

FINANCIAL HIGHLIGHTS

$ = Millions except per share data


$800
$700
$600
$500
$400
$300
$200
$100
$0
$574.7
$501.0
$568.5
$646.0
$653.5
FY08
FY09
FY10
FY11
FY12

Net Sales


$60
$50
$40
$30
$20
$10
$0
$35.7
$23.8
$33.9
$47.5
$53.7
FY08
FY09
FY10
FY11
FY12

EBITDA


$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.75
$0.42
$0.61
$0.78
$0.98
FY08
FY09
FY10
FY11
FY12

Fully Diluted Earnings per Share


$60
$50
$40
$30
$20
$10
$0
$17.3
$22.9
$24.2
$29.0
$4.3
FY08
FY09
FY10
FY11
FY12

Free Cash Flow

SELECTED FINANCIAL DATA

	YEARS ENDED AUGUST 31,				
	2012	2011	2010	2009	2008
	(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)				
SUMMARY OF OPERATIONS DATA:					
Net sales	$ 653,533	$ 645,972	$ 568,512	$ 501,032	$ 574,724
Operating profit	38,280	33,217	23,852	18,089	29,063
Net income	21,909	17,401	13,504	9,260	16,322
Basic earnings per share	$ 1.00	$ 0.80	$ 0.62	$ 0.43	$ 0.76
Diluted earnings per share	$ 0.98	$ 0.78	$ 0.61	$ 0.42	$ 0.75
Cash dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.12
Basic weighted average number of shares outstanding[1]	21,768	21,540	21,271	21,057	20,862
Diluted weighted average number of shares outstanding[1]	22,166	22,027	21,738	21,290	20,252
BALANCE SHEET DATA (AT PERIOD END):					
Cash and cash equivalents	$ 3,513	$ 7,219	$ 25,257	$ 16,651	$ 14,528
Total assets	435,287	403,769	342,848	249,618	274,071
Total debt	139,250	119,650	92,150	40,650	59,150
Stockholders' equity	167,917	149,123	122,173	109,265	99,717
OTHER DATA:					
Cash provided by operations	$ 22,607	$ 37,001	$ 34,023	$ 30,438	$ 26,435
Operating working capital[2]	$ 111,512	$ 100,007	$ 92,629	$ 83,616	$ 103,763

1 On September 1, 2009, we retrospectively adopted an accounting pronouncement which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share. The application of this guidance to each of the basic and diluted earnings per share computations for the four years ended August 31, 2012 effectively reduced those computations by $0.01. Due to the number of unvested shares issued during fiscal 2008 in connection with our previously disclosed one-time founders' award, the application of this guidance to each of the basic and diluted earnings per share computations for the year ended August 31, 2008 effectively reduced those computations by $0.02. We did not pay dividends prior to our October 31, 2007 spin-off, nor did we have control over the equity award programs previously administered by our former parent company, whose compensation philosophy may have differed from that reflected in our currently administered equity award programs. Therefore, it is not practicable to retrospectively apply this guidance before we became a stand-alone, public entity. However, we believe that retrospective application of this guidance would not have had an impact on basic and diluted earnings per share as we did not pay dividends during those periods.

2 Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.

NON-GAAP DISCLOSURE

This Annual Report contains non-GAAP financial information, which includes EBITDA and free cash flow. We provide this non-GAAP financial information to enhance the reader's overall understanding of our financial performance. Specifically, management believes the non-GAAP financial information provides useful information to investors by excluding or adjusting certain items affecting reported operating results that were unusual or not indicative of our core operating results. This non-GAAP financial information should be considered in addition to, and not as a substitute for, or superior to, results prepared in accordance with GAAP. Moreover, this non-GAAP information may not be comparable to similarly titled measures reported by other companies. In addition, these measures: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered in isolation of, as alternatives to, or more meaningful measures than operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP. The EBITDA and free cash flow non-GAAP financial information included in this Annual Report has been reconciled to the nearest GAAP measure in the tables that follow:

	YEARS ENDED AUGUST 31,				
	2012	2011	2010	2009	2008
			($ MILLIONS)		
RECONCILIATION OF EBITDA:					
Net Income	$ 21.9	$ 17.4	$ 13.5	$ 9.3	$ 16.3
Interest Expense, net	5.5	6.6	2.0	1.7	2.8
Provision for Income Taxes	11.9	9.3	8.2	5.9	9.7
Depreciation and Amortization	14.3	14.2	10.3	7.0	6.9
EBITDA (unaudited)	$ 53.7	$ 47.5	$ 33.9	$ 23.8	$ 35.7
RECONCILIATION OF FREE CASH FLOW:					
Net Cash Provided by Operating Activities	$ 22.6	$ 37.0	$ 34.0	$ 30.4	$ 26.4
Purchases of Property, Plant, and Equipment	(18.4)	(8.9)	(9.8)	(7.5)	(9.2)
Proceeds from Sale of Property, Plant, and Equipment	-	0.9	-	-	-
Free Cash Flow (unaudited)	$ 4.3	$ 29.0	$ 24.2	$ 22.9	$ 17.3

Zep Inc.

2012 ANNUAL REPORT VIDEO SCRIPT

John Morgan:

Hello, I'm John Morgan. I am proud of the results we delivered in fiscal 2012. Our teams are executing our strategic initiatives, most notably our diversification strategy. And, the significant advancements we made during fiscal 2012 are building momentum as we head into fiscal 2013.

This year, we expanded our European market presence with brands like The Hale Group and Mykal Industries who have joined, under Alessandro Brighenti's leadership, our Zep European Sales and Service organization.

• Hale was a good investment, as it expands our reach to a broad range of industrial, commercial and public sector customers in the U.K.

• The Mykal acquisition furthers our strategy to expand our market access in Europe with an extended portfolio of well-recognized products as well as new retail and distribution channels.

We are of course mindful that Europe is experiencing economic troubles impacting economic growth.

That said, we believe the uncertainty and doubt in the European economy is creating some buying opportunities for us.

During fiscal 2012, we reached several milestones. While revenues were tough to come by in the current economic environment, our team's ability to manage the business in a tough economic environment was evident.

• We drove strong organic revenue growth out of our acquired and retail platforms by taking specific actions both during integration and in ongoing operations, helping us to achieve record sales of $654 million for the year.

• Strong operational management and accomplishments by our acquisition and integration teams drove significant bottom line results, leading to record EPS of $0.98 per share, up 26% from last year.

• Importantly, these actions delivered a 13% increase in EBITDA to $54 million.

As a whole, we now have business platforms to generate organic sales growth and we are developing the competitive strengths to become more of a leader in our industry.

Today we sell our products through three sales channels: distribution, retail and direct sales and service. Our Distribution and Retail channels collectively now represent approximately 40% of our total sales, up from 18% just three years ago.

And, during 2012, our sales to retailers grew nearly 9%, while our sales to distributors grew nearly 4% over last year.

These channels are led by our Amrep Group President, Joe Seladi.

In Retail we continue to deliver strong performance in both the home improvement, as well as, the automotive aftermarket channels thanks to the significant advancements our team has made executing our diversification strategy and expanding the Zep Commercial brand.

As Joe will discuss, we are now well-positioned to grow in this channel by focusing on the professional customer who shops the retail store format.

With that, I'd like to highlight Joe Seladi, Group President of Amrep, will discuss the progress that Zep Commercial has made in fiscal 2012, as well as initiatives for fiscal 2013.

\- - - - - - - -

Joe Seladi/Britt Jones

Joe: Hi, I'm Joe Seladi, President of Amrep Group for Zep Inc.

One of our key brands in our Retail channel is Zep Commercial.

Here with me today is Britt Jones, our VP of Sales for Zep Commercial. Zep Commercial offers professional-strength cleaning at a value for the professional customer who shops the retail channel. In home improvement, this customer is typically the small contractor.

Fiscal 2012 proved to be a pivotal year for Zep Commercial as part of Zep Inc.'s retail diversification strategy. Zep Commercial has been a well-regarded brand with a loyal following, but was hard to find on store shelves. Today, the Zep Commercial brand has expanded from about 4,000 locations at the start of fiscal 2011 to over 7,000 retail outlets, including most major home improvement stores in the United States.

We have aligned our sales teams around diversifying our retail presence, and the Zep Commercial expansion is a great example of how we are successfully making this happen.

Britt:

We made significant progress making Zep Commercial more available during 2012 – we have been working on this brand expansion for quite a while.

A few years ago we decided as a company to expand and diversify its presence. Feedback we'd received from customers said they thought the product is great and they love the value but didn't know where to find it.

Joe:

I am really excited about the momentum we are building for 2013. Zep Commercial can now be found not only at The Home Depot and select Ace Hardware locations, but in 2012 we expanded the brand to Lowe's, and other national home improvement centers.

Britt:

Well, we sell high efficacy products at a great value and customers love it. Customers love our degreasers – nothing can touch them – and Zep Commercial is the leading brand in Professional floor care. When you have a product customers love at an excellent value, retailers quickly notice and want the line on their shelves.

Joe:

And, importantly, the Zep Commercial line does not compete with the big consumer brands – that's not our focus – none of our brands do. We focus on the Pro who prefers to shop the convenience of the retail store format.

Britt:

For our customers, time is money. Having the right product on the shelf is key. If they can't quickly find what they are looking for, they will look elsewhere. Getting our product on the shelf for the customer is only part of the story, though.

We work with our retail partners to help their business – this includes conducting product knowledge seminars where we send in our reps to show customers how to use our products. We offer point of purchase displays and signage, and at smaller shops we offer window decals which we have been told have been a great success, alerting customers that they can find their favorite Zep Commercial product inside, and more importantly, it helps drive traffic for the stores to build their businesses.

We've also amped up our promotional displays, making them more attractive.

This wasn't an area where we invested a lot previously, but we are finding it really translates into higher sales. And we're starting to capture the deep cleaning consumer who sees our products in the store and is really attracted to it, given the superior results.

Because we offer a better-performing product than traditional consumer brands, shoppers have quickly become loyal Zep Commercial customers, seeking out the product at their local retail outlets.

Joe:

And in 2013, we will focus on appealing to this consumer who wants to clean like a pro, including a broader effort to showcase products in a more visually appealing way. Point of purchase displays and improved packaging design are just two areas we've targeted for enhancement.

We look forward to accelerating the momentum seen in fiscal 2012, by "Growing the Core" business, and focusing on four important areas.

First, we plan to make the Zep Commercial brand more broadly available. We're getting positive reception from our customers about our diversification strategy, but want to continue improvement in 2013.

Second, we continue to feed the channel with innovative, new and improved products that offer professional strength at a value.

Third, we are focusing on merchandising, packaging and service innovation to make the brand more visible in retail stores.

And fourth, underlying these initiatives is the development of a social media campaign to further enhance brand awareness and advocacy.

Building trust in the Zep Commercial brand begins with providing a highly effective, professional grade product at a value, but that trust grows based on the relationships we've built with our retail partners.

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John Morgan:

2012 was a year where we really gained traction on our initiatives.

Our acquired platforms are delivering strong organic sales growth, and the investments we made in our strategic initiatives, many of which have been in the making for several years, really intensified.

We have effectively executed on our strategy to serve our customers the way they want to be served through a multi-channel and brand approach that now provides us with the right business model for the markets we serve.

Because the work of our team in fiscal 2012 accelerated the momentum we have been building the past three years, I feel confident that we have the right strategy, the right business model, and importantly, the right people to deliver results.